Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”)

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 28/2/2023:

12,846,645 Common Shares

Date: March 7, 2023

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On February 7, 2023, the Issuer announced that it closed a fourth tranche of the LIFE Offering as part of its previously announced non-brokered private placement, of 760,450 Units issued for aggregate gross proceeds of US$950,562.50. In addition, the Issuer closed the third tranche of the Concurrent Offering of 400,000 Units for aggregate gross proceeds of US$500,000. Both LIFE Offering and Concurrent Offering were first announced on January 13, 2023 and reported in January 2023 monthly report.

In connection with the completion of the fourth tranche of the LIFE Offering, the Issuer paid to an eligible finder a cash finder’s fee equal to US$45,965.63, representing 5% of the aggregate gross proceeds received from purchasers who were introduced to the Issuer by such finder and who participated in the fourth tranche of the LIFE Offering.

•
On February 13, the Issuer provided an update on its previously announced transaction with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies, (collectively, "Panaxia" and “Panaxia Transaction”). The consideration payable by the Issuer under the Panaxia Transaction was NIS 18.7 million (approximately $7.2 million), comprised of $2,900,000 in cash, payable in two instalments, and $4,300,000 in common shares, payable in five instalments. The Issuer issued four instalments as previously announced on August 9, 2021, September 8, 2021, October 20, 2021, and November 18, 2021, respectively.

The Panaxia Transaction included a further option to acquire, for no additional consideration, a pharmacy, including requisite licenses to dispense and sell medical cannabis to patients ("Panaxia Pharmacy Option"). The Issuer and Panaxia have reached an agreement to terminate the Panaxia Pharmacy Option. In consideration for the termination of the Panaxia Pharmacy Option, the Issuer will not be required to make the fifth instalment of $261,814 of common shares owed and will receive an agreed compensation amount of $94,632 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.

•
On February 16, 2023, the Issuer announced that it closed a fifth and final tranche of its previously announced non-brokered private placement. As part of the fifth tranche of the LIFE Offering the Issuer issued 505,798 Units for aggregate gross proceeds of US$632,247.50. In addition, a non-independent director of the Issuer subscribed for 29,548 Units at an aggregate subscription price of US$36,935. The director’s subscription price was satisfied by the settlement of US$36,935 in debt owed by the Issuer to the director for certain consulting services previously rendered by the director to the Issuer.

As the director is an insider of the Issuer, the director's participation in the LIFE Offering is considered a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Issuer relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the director's participation was below 25% of the Issuer's market capitalization for the purposes of MI 61-101.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize company-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm”) and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

By exiting the Canadian cannabis market, Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

In February 2023, Adjupharm launched a new cannabis strain in Germany called “OG Kush”.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In February 2023, the Issuer hired 0 employees and 2 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

With respect to the previously reported legal proceedings between Adjupharm and Stroakmont & Atton Trading GmbH, Mr. Boris Simic, and Mr. Giampiero Lapeschi, the District Court of Stuttgart (the “Stuttgart Court”) held an additional session of evidentiary hearing with witnesses on February 22, 2023, pursuant to the evidentiary hearing held on January 11, 2023. The parties are awaiting the Stuttgart Court’s decision.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

The Issuer repaid certain indebtedness in February 2023 as part of the LIFE Offering as discussed in Sections 1 and 14.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	1,695,796	Issued as part of the LIFE Offering and the Concurrent Offering, as discussed in Section 1.	Aggregate proceeds of US$2,082,810 (2). Used for general working capital purposes.
Warrants	1,695,796	Issued as part of the LIFE Offering and the Concurrent Offering, as discussed in Section 1.	Each Warrant entitles its holder to purchase one Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue

(1)	State aggregate proceeds and intended allocation of proceeds.
(2)	Such amount exclusive of US$36,935 for 29,548 Units issued to a director of the Issuer, satisfied by a settlement of US$36,935 in debt owed by the Issuer to the director.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer’s primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer’s business could reasonably impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer’s operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: March 7, 2023

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End February 2023	Date of Report YY/MM/D 2023/3/7
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position Global Chief Legal and Operations Officer	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/